Exhibit 21.1

GAIA, INC.

SUBSIDIARIES

Subsidiaries	State or Country of Incorporation or Registration
Boulder Road, LLC.	State of Colorado
Gaia International, Inc.	State of Colorado

All subsidiaries are 100% owned by Gaia, Inc.

This list omits subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.